Joanna Lam

Jennifer Gallagher

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

RE:	China Prosperous Clean Energy Corporation
File No. 000-53224
SEC Comment Letter dated December 18, 2009

Date: December 29, 2009

Dear Ladies and Gentlemen,

On behalf of China Prosperous Clean Energy Corporation (the “Company”), I am writing to request for a 30 days extension for responses to your comment letter dated December 18, 2009 regarding the Company’s Form 10-K for year ended December 31, 2008 and Form 10-Qs for quarters ended March 31, 2009, June 30, 2009 and September 30, 2009.

We will submit the responses to you by January 28, 2010.

We greatly appreciate your assistance. If you have any questions or comments regarding the foregoing, please do not hesitate to contact our legal counsel’s office at Bernard & Yam, LLP, Attn: Bin Zhou, Esq., 401 Broadway Suite 1708, New York, NY 10013, phone: 212-219-7783, facsimile: 212-219-3604.

Truly yours

/s/ Ben Wang
Ben Wang
Chief Financial Officer
China Prosperous Clean Energy Corporation